Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

07024019

24 May 2007

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAY 31 2007
WASH, D.C. 185 SECTION

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

BEST AVAILABLE COPY

Enc.

PROCESSED
JUN 07 2007
THOMSON
FINANCIAL

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Resignation of Director

Mr Kenneth Hoolihan has resigned as a director of Cue Energy Resources Limited.

The Company wishes to thank Ken for his many valuable contributions over the last 6 years and wishes him well in retirement.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

17 May 2007



ue Ener Resources Limited

RL ITATION
2007

CORPORATE UPDATE

CUE ENERGY STATISTICS

Cue Energy Resources Limited

20 Largest Shareholders Update

	Shareholder	Ordinary Shares	%
1	Todd Petroleum Mining Company Limited	135,919,429	21.63%
2	Octanex NL	36,380,140	5.79%
3	Berne No 132 Nominees Pty Ltd	22,978,395	3.66%
4	Todd Tasman Oil Ltd	21,600,000	3.44%
5	HSBC Custody Nominees (Australia) Limited	17,295,205	2.75%
6	Portfolio Securities Pty Ltd	10,737,130	1.71%
7	ANZ Nominees Limited	8,775,537	1.40%
8	JP Morgan Nominees Australia Limited	7,965,874	1.27%
9	Independent Asset Management Pty Limited	6,000,000	0.96%
10	CIMB-GK Securities Pte Ltd	5,807,988	0.92%
11	Bronwyn Beder & Coliln MacEwan	5,500,000	0.88%
12	Ernest Geoffrey Albers	5,302,140	0.84%
13	National Nominees Limited	4,410,253	0.70%
14	DBS Vickers Securities (Singapore) Pte Ltd	4,300,000	0.68%
15	Trust Company of Australia Ltd	3,230,000	0.53%
16	FNZ Custodians Limited	3,017,765	0.48%
17	Mirek Haas Pty Ltd	3,000,000	0.48%
18	Michael Craft Pty Ltd	3,000,000	0.48%
19	Citicorp Nominees Pty Limited	2,937,182	0.47%
20	SCFI Pty Ltd	2,760,000	0.44%

Shareholders	**5,886**
Listings	**Australia/PNG**
Ordinary Shares	**628.2 Million**
Top 20 Shareholders	**311 Million Shares**
Market Capitalisation @ A0.17 cents	**A$107 Million**
Cash at 31 March 2007	**A$12 Million**
Project Loan Facility	**US$20 Million**
Australian Registered Company	
Employees	**7**
Share Volume last 12 months	**1.45M per day**

... top 20 shareholders = 49.51%

... cash in bank

Cue Energy Resources Limited

DIRECTORS & EXECUTIVES

NON EXECUTIVE CHAIRMAN

Richard Tweedie LL.B — MD Todd Energy NZ – 25% of shares

NON EXECUTIVE DIRECTORS

Geoffrey Albers LL.B — Founder - 6.6% of shares

Leon Musca LL.B — Lawyer - 1.6% of shares

CHIEF EXECUTIVE OFFICER

Bob Coppin B Sc (Hons) — 40 years experience, oil & gas; Joined Cue 1994

CHIEF FINANCIAL OFFICER

Andrew Knox B Com — 24 years experience, oil & gas; Joined Cue 1994

EXPLORATION MANAGER

Chris Kernick B Sc (Hons) — 23 Years experience, oil & gas; Joined Cue 2005

... very experienced team

CORPORATE PLAN

Cue Energy Resources Limited

... Australasian & SE Asian Focus

To develop a highly valued E & P company with market capitalization greater than $500 million

EXPLORATION

Quality existing areas, new areas

▲

APPRAISAL

Jeruk - oil
Manaia - oil
Barikewa, Kimu - gas

▲

DEVELOPMENT

Oyong Field – oil/gas
Wortel Field – gas
Maari Field – oil

▲

PRODUCTION

SE Gobe oil provides base income

... balanced portfolio

Cue Energy Resources Limited

CUE HYDROCARBON INVENTORY

...Large future gas potential

GAS RESOURCES


120 BCF
Maple/Cash
(Aust)
97 BCF
Kimu
(PNG)
12 BCF*
Wortel
(Indonesia)
12 BCF 2P*
Oyong
(Indonesia)
120 BCF
Barikewa
(PNG)
4 BCF
SE Gobe
(PNG)

OIL RESERVES


0.28 mmbls (2P)
SE Gobe
(PNG)
0.75 mmbls (2P*)
Oyong
(Indonesia)
2.5 mmbls (2P)
Maari
(New Zealand)

* Cue estimate after government take

... drives cash flow increase

Cue Energy Resources Limited

NET OIL PRODUCTION FORECAST


Barrels of Oil Per Year X 1000
Barrels of Oil Per Day
SE Gobe# Oyong¤ Maari#
... gas production 2009 onwards
900
800
700
600
500
400
300
200
100
0
-1500
-1000
- 500
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

\# Cue estimate

¤ Cue entitlement estimate (after government take)

... substantial cash flow increase 2007 onwards

Cue Energy Resources Limited

NET GAS PRODUCTION FORECAST



Oyong Gas
Wortel Gas
Billion Cubic Feet Per Year
0
1
2
3
4
5
6
7
Barrels of Oil Equivalent Per Year X 1000
-250
-500
-750
-1000
2009
2010
2011
2012
2013

¤ Cue entitlement estimate after government take, using contract and estimated gas prices.

... added cashflow

Cue Energy Resources Limited

CUE INDICATIVE VALUATION

Project NPV valuation @ USD55 /bbl (2P un-risked)

Stage	Asset	Mid case value (cps)
	Cash (A$12 million)	2
Production	SE Gobe	2
Development	Maari	8
Development	Oyong oil and gas	4
Pre-development	Wortel	2
Appraisal	Maari other zones/Manaia	2
Appraisal	Timor Sea AC/RL7	4
Appraisal	Papua New Guinea (Kimu & Barikewa)	6
Implied value of discoveries		**30**
Exploration	Indonesia	3
Exploration	Papua New Guinea	3
Exploration	Australia	2
Total value		**38**

Cue Energy Resources Limited

PROJECT UPDATES

JOINT VENTURE INTERESTS



Cue
Cue Energy Resources Limited
PDL 3
SHP 40.149650%
Oil Search 36.35974%
*Santos 15.921718%
Cue 5.568892%
(SE Gobe Unit 3.285651%)
PRG 2.0%
Sampang PSC
* Santos 45%
SPC 40%
Cue 15%
PPL 190
*Oil Search 62.556%
Murray 26.497%
Cue 10.947%
Gobe Development
AC/RL7
*Coogee 80%
Cue 20%
PRL 9
* Santos 42.553%
Oil Search 42.553%
Cue 14.894%
WA389-P
*Cue 100%
WA359-P
*Cue 50%
Exoil 50%
PRL 8
*OilSearch 60.71%
Mosaic 28.57%
Cue 10.72%
WA360-P, 361-P
*Cue 50%
Gascorp 50%
* Operator
T/37P, T/38P
* Cue 50%
Exoil 50%
PMP 38160
*OMV 69%
Todd 16%
Horizon 10%
Cue 5%
MALAYSIA
INDONESIA
IRIAN JAYA
PNG
PORT MORESBY
DARWIN
N.T.
QLD
W.A.
S.A.
N.S.W.
VIC
TAS
BRISBANE
SYDNEY
CANBERRA
MELBOURNE
ADELAIDE
PERTH
HOBART

PAPUA NEW GUINEA


Cue
Cue Energy Resources Limited
PNG
NT
QLD
HIDES GAS FIELD
MORAN OIL FIELD
AGOGO OIL FIELD
HEDINIA/ IAGIFU OIL FIELD
GOBE, SE GOBE OIL FIELDS
PPL 190
KIMU GAS FIELD
Foreland
PDL 3
PRL 9
Fold Belt
PRL 8
BARIKEWA GAS FIELD
KUTUBU PIPELINE
KUMUL MARINE TERMINAL
Possible Pipeline
To Port Moresby
CUE ACREAGE
PNG to Queensland
0
50
KILOMETRES
Port Moresby

PAPUA NEW GUINEA

SOUTH EAST GOBE FIELD

Cue Energy Resources Limited



PPL219
Gobe Main Field
PDL4
PPL206
PDL3
PPL190
PDL4
PPL190
Makas
Wasuma
South East Gobe Field
SEG UNIT
Cobra -1
(Murray Deep)
Tabe
Potential
Rec oil 42 mmbbls
Cue share 4.6 mmbbls
0 5
KILOMETRES
Oil
Gas
Lead
Seismic
Fault
Development well
Pipeline

... provides long term base income

SAMPANG PSC – INDONESIA

Cue Energy Resources Limited



112°30'E
113°00'E
113°30'E
7°00'S
7°30'S
9 200 000mN
700 000mE
750 000mE
Java Sea
Madura
Madura Strait
KE Field
Bangkalan
Gresik
Surabaya
Sampang PSC
Sampang
Pamekasan
Sumenep
Lerpak Field
Ketegeneh Field
Puteran
Genteng
Madura Offshore PSC
Maleo Field
Raja
Gurita
Ubur-Ubur
Herbras
Paus
Jalar
Persik
Wortel
Pare
Oyong
Jeruk
BD Field
Dukuh
Bakung
Kerawai
Enau
Flamboyan
Kruka Field
Kuti Field
Lidah Field
Sidoarjo
Wunut Field
Sekarkorong Field
Bogomiring Field
Pasuruan
Grati
Probolinggo
Besuki
28" Diameter Pipeline
0
20
KILOMETRES
MALAYSIA
Sumatra
INDONESIA
Java
Location
LEGEND
3D Seismic Survey
Oil Field
Gas Field
Mundu Play
Kujung Play
Plio-Pleistocene Play
Miocene Sands Play

Source Santos Ltd

Cue Energy Resources Limited

OYONG DEVELOPMENT CONCEPT


Gresik
Surabaya
Madura
Oyong
Gas and Oil-Field
Wellhead
Structure
Oil Storage Tanker
Production
Barge
Trans Java Pipeline
60 km Pipeline
Onshore
Gas Receiving Facilities
PGN Pipeline
Grati
Probolinggo
Leles
East Java

Source Santos Ltd

... two stage development

PRODUCTION BARGE SITE PHOTOS

Cue Energy Resources Limited


SEA-GOOD 101


OD 101





OYONG DEVELOPMENT STATUS

Cue Energy Resources Limited


Well Head Deck
Stacked Template Structure (STS)
Conductor Pile
Sea Surface
Sea Floor
12.5m
10m
31m
3m

- Platform installed, drilling completed
- Storage tanker on location
- Production barge being modified
- Capital costs ~ USD130 million gross
- Cue cost ~ USD19.5 million
- First oil production mid 2007, 10,000 bopd gross
- 6 million barrels recoverable in mid case
- Gas Sales Agreement signed
- Gas development phase underway
- First gas production end 2008 @ 60 million cfd gross
- 97 billion cubic feet recoverable in mid case

Source: Santos Ltd

WORTEL GAS DISCOVERY


Wortel
Madura Strait
Bampang PSC
Brantas PSC
Limit of Oyong 3D seismic
Wortel 3
Oyong Field (3D detail mapping)
RECOVERABLE GAS
POTENTIAL (BCF)
LOW MID HIGH
30 90 150
Gas
Gas above oil
Oil
Prospect
Limit of Wortel reservoir
Proposed well
1km
Contour Interval 20 m

Depth Map

... tie to Oyong

Cue Energy Resources Limited

JERUK OIL DISCOVERY


5250
5250
5000
5000
5000
4750
4750
4750
4750
4750
Jeruk-1
Jeruk-2
Jeruk-3
Oil-water contact
Well
Surface Location
Reservoir Penetration
2km

Cue Mapping

Top Kujung Limestone Depth Structure

Cue Energy Resources Limited

JERUK OIL DISCOVERY

- Shallow water ~ 42 metres, deep wells ~ 5000 metres
- Kujung limestone reservoir
- Oil flows from all three wells
- Reduced oil column ~ approximately 145 metres
- Estimated recoverable oil less than 50 mmbbls
- Possible development scenarios being reviewed
- Cue reduced interest for removal of sole risk premium and back costs payment

... being re-evaluated

Cue Energy Resources Limited

NEW ZEALAND

MAARI OIL FIELD



5km
Maari
Maari-1
Moki-1
Maari-2
Moki-2A
PMP 38160
PEP 38413
Manaia
Maui-4
Water depth approx
100m
LEGEND
Oil & Gas Field
Gas condensate Field
CUE Permit
Pipeline- Gas
Pipeline- Oil
Auckland
NEW ZEALAND
New Plymouth
Kaimiro
Kapuni
Maui
Tui area fields
Kupe South
40km

OMV (Operator)	69%
Todd	16%
Horizon	10%
Cue	5%

... upside potential in Maari & Manaia

Cue Energy Resources Limited

MAARI DEVELOPMENT SCHEME


Wellhead Platform
Floating Production Storage Offloading (FPSO)
Production and water injection wells
Subsea Production, Test, Water Injection, and Umbilical
Anchor chains

... development underway

Source OMV New Zealand

Cue Energy Resources Limited

MAARI OIL DEVELOPMENT


CAPE EGMONT FAULT
ZONE
FAULT
MAARI
MANAIA
KIWI

- P_{50} oil reserves ~ 50 million barrels
  - Cue share ~ 2.5 million barrels
  - (area upside ~ 10-20 mmbbls)
- Capital costs ~ US$460 million gross
  - Cue share ~ US$23 million
- Project loan facility US$20 million
- Platform being constructed
- FPSO being modified
- First oil 2008
- 35,000 bopd initial rate
  - Cue share 1,750 bopd

... substantial oil production increase

LOCATION CARNARVON BASIN PERMITS

Cue Energy Resources Limited


LEGEND
Oil Field
Gas Condensate Field
CUE Permit
0
25Km
WA-389-P
WA-359-P
WA-361-P
WA-360-P
WA-248-P R1
WA-270-P
WA-269-P
WA-267-P
Glatton-1
Brigadier-1
Banambu-1
Gandara-1
Lacerta-1
Malus-1
200
Mutineer
Exeter
WA-191-P R3
WA-4-L R1
Hermes
Lambert
Angel
Talisman
WA-16-L
WA-17-L
Perseus
Eaglehawk
Egret
WA-3-L
WA-4-L
WA-8-L
Cossack
Wanaea
North Rankin
WA-1-P R5
191 PR3
Legendre
Echo/Yodel
WA-6-L R1
Goodwyn
WA-2-L R1
WA-28-P R6
WA-208-P R2
W03-9
Rankin
Dockerell
Dixon
WA-254-P R1
WA-1-P R5
1-P R5
WA-330-P
WA-321-P
WA-254-P R2
WA-310-P
WA-209-P R2
WA-202-P R2
WA-312-P
Wilcox
WA-323-P
WA-7-P R1
Iago
WA-16-R
WA-17-R
Wheatstone
WA-253-P R1
Urania
WA-350-P
Geryon
253-P
Pluto
20°
Dionysus
W04-9

... adjacent to large fields

Cue Energy Resources Limited

ASHMORE CARTIER LEASE AUSTRALIA



Western Australia
AC/RL7
Cash-Maple Field
~200km
~700km
Sunraise-
Troubadour
Evan Shoals
Bayu-Undan
Challis/ Cassini
Skua
Crux
Scott Reef
Ichthys
Brecknock
Darwin
Gas Field
Pipeline
AC/RL7
Scale 200km

... future production potential

BASS BASIN PERMITS
AUSTRALIA

Cue Energy Resources Limited



Rawson Resources
200km² 3D, 2 wells
Tap JV
511km 2D, 506km² 3D
2 wells + 3D
Origin JV
275km 2D, 235km² 3D
1 well
Pipeline
Toolka 1
Koorkah 1
Cormorant 1
Barramundi 1
T/18P
T/37P
T/RL-1
T/04-2
T/04-3
T/04-4
T/39P
T/38P
White Ibis 1
Bass 3
Tilana 1
Bass 2
Yurongi 1
Dondu 1
Nangkero 1
Tarook 1
Poonboon 1
Squid 1
Chat 1
Narimba 1
Pelican 1
Pelican 5
Flinders 1
Durroon 1
Tasmanian Devil 1
DUKE ENERGY INTERNATIONAL
TASMANIAN GAS PIPELINE
TASMANIA
LEGEND
gas pipeline
Gas Condensate Field
CUE Permit
0
50km

... focus of renewed industry interest

2007 ACTIVITY

Cue Energy Resources Limited

Papua New Guinea

- SE Gobe oil production continues
- Barikewa geological survey
- Kimu infill seismic
- Cobra – 1 (Murray Deep) well
- Possible appraisal drilling Barikewa, Kimu

Indonesia

- Oyong oil production begins
- Wortel appraisal / development drilling
- Oyong/Wortel gas production development underway
- Wortel infill 2D seismic
- Jeruk evaluation

New Zealand

- Maari development continues
- Maari platform installed

Australia

- 3D & 2D seismic in exploration blocks

... significant ongoing activity

Cue Energy Resources Limited

SUMMARY

- Balanced portfolio
  - Current oil production
  - Large increase in oil production
  - Gas production beginning
  - Appraisal opportunities
  - Exploration drilling
  - Quality exploration acreage
  - Large gas upside

Cue

Cue Energy Resources Limited

DISCLAIMER & IMPORTANT NOTICE

Various statements in this document constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

END